Pricing Supplement dated June 26, 2007, as amended on July 09, 2007 (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-126811

$1,500,000 100% Principal Protected Notes due June 30, 2010 Linked to the Performance of a Basket of Commodities and Sub-Indices Medium-Term Notes, Series A, No. C- 032

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	June 26, 2007

Issue Date:	July 03, 2007

Basket Final Valuation Date:	June 25, 2010

Maturity Date:	June 30, 2010

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket consisting of the following commodity and sub-indices (each a “Sub-Index”, and together the “Sub-Indices”) of S&P GSCI Commodity Index (the “S&P GSCI™”) (each a “basket component”, and together, the “basket components”) in weighted allocations:

Commodities		Weight	C(i) Initial (as defined below)
Coal, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement		12.50%	72.20
Copper, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement		10.00%	7,521.00
Gold, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement		12.50%	647.00
WTI Crude, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement		12.50%	67.77
Zinc, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement		20.00%	3,430.5

Sub-Indices of S&P GSCI™	Reuters Page	Weight	C(i) Initial (as defined below)
S&P GSCITM Cotton Index Spot (tracking the prices of cotton)	SPGSCT	12.50%	42.1949
S&P GSCITM Corn Index Spot (tracking the prices of corn)	SPGSCN	20.00%	14.7971

Participation Rate:	135%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the participation rate and (ii) the basket performance:

$1,000 + [$1,000 x (participation rate x basket performance)]

•        if the basket performance is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = The settlement price or closing level, as applicable, of each basket component on the basket initial valuation date;

C(i) Final = The settlement price or closing level, as applicable, of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component as indicated above.

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Settlement:	DTC; global notes

CUSIP/ISIN:	06738G FC9 and US06738GFC96

Investing in the Notes involves a number of risks. See “ Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0.50%	99.50%
Total	$1,500,000	$7,500	$1,492,500

PS–2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in the table and each of the examples are purely fictional and do not relate to any actual settlement price or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the settlement prices of the basket components on the basket final valuation date relative to their settlement prices on the basket initial valuation date. We cannot predict the basket performance.

The following examples illustrate the payment at maturity based upon an initial investment of $1,000 and the settlement prices of the basket components are as indicated.

Example 1: In this case, the basket performance is positive as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Component	Weight	Basket Performance
Coal (US$/tonne)	72.20	77.35	7.13%	12.50%	0.89%
Copper (US$/tonne)	7,521.00	7600.00	1.05%	10.00%	0.11%
Gold (US$/troy ounce)	647.00	660.00	2.01%	12.50%	0.25%
WTI Crude (US$/barrel)	67.77	70.00	3.29%	12.50%	0.41%
Zinc(US$/tonne)	3,430.5	3500.00	2.03%	20.00%	0.41%
S&P GSCITM Cotton Index	42.1949	45.00	6.65%	12.50%	0.83%
S&P GSCITM Corn Index	14.7971	15.00	1.37%	20.00%	0.27%
Basket					3.17%

Step 2: Calculate the payment at maturity.

Because the basket performance of 3.17% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x (participation rate x basket performance)] = $1,000 + [$1,000 x (135% x 3.17%)] = $1042.79

Therefore, the payment at maturity is $1042.79 per $1,000 principal amount Note, representing a 4.279% return on investment over the term of the Notes.

Example 2: In this case, the basket performance is negative as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Component	Weight	Basket Performance
Coal (US$/tonne)	72.20	68.25	-5.47%	12.50%	-0.68%
Copper (US$/tonne)	7,521.00	7500.00	-0.28%	10.00%	-0.03%
Gold (US$/troy ounce)	647.00	645.00	-0.31%	12.50%	-0.04%
WTI Crude (US$/barrel)	67.77	70.00	3.29%	12.50%	0.41%
Zinc(US$/tonne)	3,430.5	3400.00	-0.89%	20.00%	-0.18%
S&P GSCITM Cotton Index	42.1949	42.00	-0.46%	12.50%	-0.06%
S&P GSCITM Corn Index	14.7971	14.00	-5.39%	20.00%	-1.08%
Basket					-1.65%

PS–3

Step 2: Calculate the payment at maturity.

Because the basket performance of -1.65% is less than 0%, you will receive a payment at maturity of $1,000. The return on your investment is 0.00%.

Return Profile at Maturity

The table set forth below shows the hypothetical return on an investment in the Notes based upon basket performance, expressed as a percentage, ranging from -50% to 100%. If the basket performance is equal to or greater than 0%, the payment at maturity equals (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the participation rate and (ii) the basket performance. Where the basket performance is negative, the payment at maturity is equals $1,000 per $1,000 principal amount Note. You will only receive principal protection if you hold the Notes to maturity.

Basket Performance	Payment at Maturity	% Return on Notes
100%	$2,350	135.00%
90%	$2,215	121.50%
80%	$2,080	108.00%
70%	$1,945	94.50%
60%	$1,810	81.00%
50%	$1,675	67.50%
40%	$1,540	54.00%
30%	$1,405	40.50%
20%	$1,270	27.00%
10%	$1,135	13.50%
0%	$1,000	0.00%
–10%	$1,000	0.00%
–15%	$1,000	0.00%
–20%	$1,000	0.00%
–25%	$1,000	0.00%
–30%	$1,000	0.00%
–40%	$1,000	0.00%
–50%	$1,000	0.00%

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the settlement price of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

¡

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset;

¡

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation” with respect with respect to the basket components and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” with respect to the reference asset.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 115% of the basket performance of your Notes at maturity in the event that the basket performance is equal to or greater than 0%, in addition to the principal amount of your Notes.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations— In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for

PS–4

United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities or Based in Part on Commodities”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the settlement prices of some or all of the basket components was higher than the settlement prices on the basket initial valuation date at some time during the term of the Notes but later falls below those initial settlement prices.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

¡	the expected demand or supply for the basket components;

¡	the time to maturity of the Notes;

¡	interest and yield rates in the market generally;

¡	a variety of economic, financial, political, regulatory or judicial events; and

¡	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–5

Description of the Reference Asset Consisting of the Sub-Indices

The following is a description of the Sub-Indices. We have derived all information regarding the Sub-Indices contained in this pricing supplement, including their make-up, method of calculation, changes in their components and historical performance, from publicly available information. We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the Sub-Indices and Standard & Poor’s (the “Index Sponsor”).

The information contained herein with respect to the Sub-Indices reflects the policies of the Index Sponsor at the date of this pricing supplement. The Sub-Indices and the policies of the Index Sponsor are subject to change by the Index Sponsor at any time. The Index Sponsor owns the copyright and all other rights to the Sub-Indices. The Index Sponsor is not involved in the offer of the Notes in any way, has no obligation to consider your interests as a holder of the Notes, and the Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Sub-Indices. The consequences of the Index Sponsor discontinuing the Index are described below in the section entitled “Specific Terms of the Securities – Discontinuance or Modification of the Index.”

Current information regarding the market value of the Sub-Indices is available from the Index Sponsor and numerous public sources. Neither we nor any of our affiliates make any representation that publicly available information about the Sub-Indices is accurate or complete. In addition, neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the Sub-Indices.

Since its inception, the Sub-Indices has experienced significant fluctuations. Any historical upward or downward trend in the closing value of any Sub-Index is not an indication that such Sub-Index is more or less likely to increase or decrease at any time during the term of your Notes. It is impossible to predict whether the price of the index components will rise or fall and you should not take the historical values of the Index as an indication of future performance. We cannot give you any assurance that the future performance of the Sub-Indices or any index component will result in you receiving an amount greater than the principal amount of your Notes at maturity or upon redemption. Neither we nor any of our affiliates makes any representation to you as to the performance of the Sub-Indices.

The Sub-Indices, the S&P GSCI™ Excess Return Index, and the S&P GSCI™*

As the Sub-Indices is a subdivision of the S&P GSCI™, disclosure in this section relating to the methodology for compiling the S&P GSCI™ accordingly relates as well to the methodology of compiling the Sub-Indices.

Each Sub-Index tracks one index component of the S&P GSCI™ Excess Return Index. The reference price for each Sub-Index, on any given day, including the basket initial valuation date and basket final valuation date, will be determined in accordance with the following:

(a) where the Sub-Index is S&P GSCITM Corn Index Spot, the closing price of the S&P GSCI™ Excess Return Index tracking the price of corn, stated in U.S. dollars, published by the Index Sponsor or its successor and displayed on Reuters page “SPGSCN”; and

(b) where the Sub-Index is S&P GSCITM Cotton Index Spot, the closing price of the S&P GSCI™ Excess Return Index tracking the price of cotton, stated in U.S. dollars, published by the Index Sponsor or its successor and displayed on Reuters page “SPGSCT”.

The S&P GSCI™ Excess Return Index reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the S&P GSCI™.

The value of the S&P GSCI™ on any given day reflects:

•	the price levels of the contracts included in the S&P GSCI™ (which represent the value of the S&P GSCI™); and

•	the “contract daily return,” which is the percentage change in the total dollar weight of the S&P GSCI™ from the previous day to the current day.

The S&P GSCI™ is a proprietary index on a production-weighted basket of futures contracts on physical commodities traded on trading facilities in major industrialized countries. The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities represented in the S&P GSCI™ are weighted, on a production basis, to reflect their relative significance (in the view of the Index Sponsor, in consultation with the Policy Committee) to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The value of the S&P GSCI™ has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCI™, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

*	The S&P GSCI™ Excess Return Index and the S&P GSCI™ are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

PS–6

The contracts to be included in the S&P GSCI™ at any given time must satisfy several sets of eligibility criteria established by the Index Sponsor. First, the Index Sponsor identifies those contracts that meet the general criteria for eligibility. Second, the contract volume and weight requirements are applied and the number of contracts is determined, which serves to reduce the list of eligible contracts. At that point, the list of designated contracts for the relevant period is complete. The composition of the S&P GSCI™ is also reviewed on a monthly basis by the Index Sponsor.

Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCI™ as of the date of this pricing supplement. The methodology for determining the composition and weighting of the S&P GSCI™ and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI™, as described below. The Index Sponsor makes the official calculations of the S&P GSCI™. At present, this calculation is performed continuously and is reported on Reuters page S&P GSCI™ (or any successor or replacement page) and is updated on Reuters at least once every three minutes during business hours on each day on which the offices of the Index Sponsor in New York City are open for business (a “S&P GSCI™ Business Day”). The settlement price for the S&P GSCI™ is also reported on Reuters page S&P GSCI™ (or any successor or replacement page) on each S&P GSCI™ Business Day between 4:00 p.m. and 6:00 p.m., New York City time. In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, the Index Sponsor has undertaken a review of both the procedures for determining the contracts to be included in the S&P GSCI™, as well as the procedures for evaluating available liquidity on an intra-year basis in order to provide S&P GSCI™ market participants with efficient access to new sources of liquidity and the potential for more efficient trading. In particular, the Index Sponsor is examining the conditions under which an instrument traded on an electronic platform, rather than a traditional futures contract traded on a traditional futures exchange, should be permitted to be included in the S&P GSCI™ and how the composition of the S&P GSCI™ should respond to rapid shifts in liquidity between such instruments and contracts currently included in the S&P GSCI™. Any changes made to the S&P GSCI™ composition or methodology as a result of this examination will be announced by the Index Sponsor and provided in a written statement to any investor upon request to the calculation agent. We do not have any obligation to notify you if the Index Sponsor changes the composition of the S&P GSCI™, the methodology of calculating the value of the Sub-Indices or the S&P GSCI™ or any other policies of the Index Sponsor relevant to the Sub-Indices.

The Policy Committee

The Index Sponsor has established a Policy Committee to assist it with the operation of the S&P GSCI™. The principal purpose of the Policy Committee is to advise the Index Sponsor with respect to, among other things, the calculation of the S&P GSCI™, the effectiveness of the S&P GSCI™ as a measure of commodity futures market performance and the need for changes in the composition or the methodology of the S&P GSCI™. The Policy Committee acts solely in an advisory and consultative capacity. All decisions with respect to the composition, calculation and operation of the S&P GSCI™ and the Index are made by the Index Sponsor.

The Policy Committee generally meets in October of each year. Prior to the meeting, the Index Sponsor determines the contracts to be included in the S&P GSCI™ for the following calendar year and the weighting factors for each commodity. The Policy Committee’s members receive the proposed composition of the S&P GSCI™ in advance of the meeting and discuss the composition at the meeting. The Index Sponsor also consults the Policy Committee on any other significant matters with respect to the calculation and operation of the S&P GSCI™. The Policy Committee may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration. The Policy Committee currently consists of eight persons, three of whom are employees of the Index Sponsor or its affiliates and five of whom are not affiliated with the Index Sponsor.

Composition of the S&P GSCI™

In order to be included in the S&P GSCI™, a contract must satisfy the following eligibility criteria:

(1)	The contract must:

(a)	be in respect of a physical commodity (rather than a financial commodity);

(b)	have a specified expiration or term, or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

(c)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

PS–7

(2)	The commodity must be the subject of a contract that:

(a)	is denominated in U.S. dollars;

(b)	is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and:

•

makes price quotations generally available to its members or participants (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

•	makes reliable trading volume information available to the Index Sponsor with at least the frequency required by the Index Sponsor to make the monthly determinations;

•	accepts bids and offers from multiple participants or price providers; and

•	is accessible by a sufficiently broad range of participants; and

(c)	is traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the S&P GSCI™ that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods.

(3)	The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™. In appropriate circumstances, however, the Index Sponsor may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

(4)	At and after the time a contract is included in the S&P GSCI™, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time, on each S&P GSCI™ Business Day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) on the same day from the trading facility or through a recognized third party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

(5)	Volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

(6)	A contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity that is not represented in the S&P GSCI™ at such time must, in order to be added to the S&P GSCI™ at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

(7)	A contract that is already included in the S&P GSCI™ at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI™ must, in order to continue to be included in the S&P GSCI™ after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least $5 billion and at least $10 billion during at least one of the three most recent annual periods used in making the determination.

(8)	A contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to be added to the S&P GSCI™ at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least $30 billion.

(9)

A contract that is already included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to continue to be included in the S&P GSCI™ after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at

PS–8

least $10 billion and at least $20 billion during at least one of the three most recent annual periods used in making the determination.

(10)	A contract that is already included in the S&P GSCI™ at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI™ and each contract’s percentage of the total is then determined.

(11)	A contract that is not included in the S&P GSCI™ at the time of determination must, in order to be added to the S&P GSCI™ at such time, have a reference percentage dollar weight of at least 1%.

(12)	In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

(a)	such contracts will be included in the S&P GSCI™ in the order of their respective total quantity traded during the relevant period determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI™ attributable to such commodity exceeding a particular level; and

(b)	if additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI™ attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI™ attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&PGSCI™ attributable to it.

Currently, 24 contracts meet the eligibility requirement for inclusion on the S&P GSCI™.

The quantity of each of the contracts included in the S&P GSCI™ is determined on the basis of a five-year average (referred to as the world production average”) of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, the Index Sponsor may calculate the weight of such commodity based on regional, rather than world, production data. The five-year moving average is updated annually for each commodity included in the S&P GSCI™, based on the most recent five year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the S&P GSCI™ are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity.

However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, the Index Sponsor performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI™ is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI™ to shift from contracts that have lost substantial liquidity into more liquid contracts during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI™ will change on one or more of these monthly valuation dates. In addition, regardless of whether any changes have occurred during the year, the Index Sponsor reevaluates the composition of the S&P GSCI™ at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI™. Commodities included in the S&P GSCI™ which no longer satisfy such criteria, if any, will be deleted.

The Index Sponsor also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI™ are necessary or appropriate in order to assure that the S&P GSCI™ represents a measure of commodity market performance. The Index Sponsor has the discretion to make any such modifications.

PS–9

Contract Expirations

Because the S&P GSCI™ is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the S&P GSCI™ for each commodity during a given year are designated by the Index Sponsor, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry. The relative liquidity of the various active contracts is one of the factors that may be taken into consideration in determining which of them the Index Sponsor includes in the Index. If a trading facility deletes one or more contract expirations, the S&P GSCI™ will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by the Index Sponsor.

If a trading facility ceases trading in all contract expirations relating to a particular contract, the Index Sponsor may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI™. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the Index. If that timing is not practicable, the Index Sponsor will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Value of the S&P GSCI™

The value of the S&P GSCI™ on any given day is equal to the total dollar weight of the S&P GSCI™ divided by a normalizing constant that assures the continuity of the S&P GSCI™ over time. The total dollar weight of the S&P GSCI™ is the sum of the dollar weight of each of the Index Components. The dollar weight of each such Index Component on any given day is equal to:

•	the daily contract reference price,

•	multiplied by the appropriate CPWs, and

•	during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each Index Component on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of the Index Sponsor, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected. However, if the price is not made available or corrected by 4:00 p.m. New York City time, the Index Sponsor, if it deems such action to be appropriate under the circumstances, will determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ calculation.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCI™ on the preceding day, minus one.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI™ is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•	no daily contract reference price is available for a given contract expiration;

•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

PS–10

•

the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 p.m., New York City time. In that event, the Index Sponsor may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, the Index Sponsor will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract, will be effected in its entirety on the next day on which such conditions no longer exist.

License Agreement

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P GSCI™ to track general stock market performance. S&P’s only relationship to Barclays is the licensing of certain trademarks and trade names of S&P and of the S&P GSCI™, which indices are determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P GSCI™. S&P is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS Of THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®”, “S&P®”, “S&P GSCI™” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC.

Historical Information

The following graphs set forth the historical performance of the basket components based on the settlement prices or closing level, as applicable, on the last business day of each month from January 31, 1991 through June 26, 2007. The settlement prices on June 26, 2007 were US $72.20 / tonne with respect to Coal, US $7,521.00/tonne with respect to Copper, US $647.00 / troy ounce with respect to Gold, US $67.77 / barrel with respect to WTI Crude, and US $3,430.50 / tonne with respect to Zinc; the closing level on June 26, 2007 were 42.1949 with respect to S&P GSCITM Cotton Index Spot and 14.7971 with respect to S&P GSCITM Corn Index Spot.

We obtained the settlement prices and index levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical settlement prices of the basket components should not be taken as an indication of their future performance, and no assurance can be given as to the settlement prices on the basket final valuation date. We cannot give you assurance that the performance of the basket components will result in any return in addition to your initial investment.

PS–11

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–12

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–13

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–14

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–15

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–16

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–17

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–18